Barclays Capital Inc.

745 Seventh Avenue

New York, New York 10019

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

BMO Capital Markets Corp.

3 Times Square

New York, NY 10036

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010

April 28, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Nudrat Salik

Re:	Aveanna Healthcare Holdings Inc.
Registration Statement on Form S-1
Registration File No. 333-254981

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, the representatives of the several underwriters (the “Representatives”), hereby join in the request of Aveanna Healthcare Holdings Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement on Form S-1, as amended, so that it will be declared effective at 4:00 PM, Washington, D.C. time, on April 28, 2021 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Greenberg Traurig, P.A., may orally request via telephone call that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as the Representatives, wish to advise you that approximately 3,518 copies of the Preliminary Prospectus, dated April 20, 2021 and included in the above-referenced Registration Statement, as amended, were distributed during the period from April 20, 2021 through the date hereof, to prospective underwriters, institutions, dealers and others.

We, the undersigned, as the Representatives, each confirm on behalf of ourselves and the other participating underwriters that we will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issuance.

Very truly yours,

BARCLAYS CAPITAL INC. J.P. MORGAN SECURITIES LLC BMO CAPITAL MARKETS CORP. CREDIT SUISSE SECURITIES (USA) LLC

By:	BARCLAYS CAPITAL INC.

By:	/s/ Richard Landgarten
Name: Richard Landgarten
Title: Managing Director

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Alejandra Fernandez
Name: Alejandra Fernandez
Title: Executive Director

By:	BMO CAPITAL MARKETS CORP.

By:	/s/ Vikram Gupta
Name: Vikram Gupta
Title: Managing Director

By:	CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Rebecca Kotkin
Name: Rebecca Kotkin
Title: Director